SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)

CHUY’S HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
171604101
(CUSIP Number)
April 17, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 171604101                                      Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Goode Chuy's Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 742,796
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 742,796
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%*
12	TYPE OF REPORTING PERSON OO

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

* Percentage of class is based on 16,228,731 shares of common stock outstanding on April 17, 2013.

13G
CUSIP No. 171604101                                      Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Goode Chuy's Direct Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 21,566
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 21,566
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,566
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%*
12	TYPE OF REPORTING PERSON OO

* Percentage of class is based on 16,228,731 shares of common stock outstanding on April 17, 2013.

13G
CUSIP No. 171604101                                      Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Goode Partners Consumer Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 764,362*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 764,362*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,362*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%**
12	TYPE OF REPORTING PERSON PN

* Goode Partners Consumer Fund I, L.P. is the managing director of Goode Chuy's Holdings, LLC (“Goode Chuy's”) and the majority unitholder of Goode Chuy's Direct Investors, LLC (“Goode Direct”).

** Percentage of class is based on 16,228,731 shares of common stock outstanding on April 17, 2013.

13G
CUSIP No. 171604101                                      Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Goode Investors I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 764,362*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 764,362*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,362*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%**
12	TYPE OF REPORTING PERSON OO

* Goode Investors I LLC is the general partner of Goode Partners Consumer Fund I, L.P., which is the managing director of Goode Chuy's and the majority unitholder of Goode Direct.

** Percentage of class is based on 16,228,731 shares of common stock outstanding on April 17, 2013.

13G
CUSIP No. 171604101                                      Page 6 of 12 Pages

1	NAME OF REPORTING PERSON David Oddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 764,362*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 764,362*
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,362*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%**
12	TYPE OF REPORTING PERSON IN

* David J. Oddi is a member of Goode Investors I LLC, the general partner of Goode Partners Consumer Fund I, L.P., which is the managing director of Goode Chuy's and the majority unitholder of Goode Direct. Mr. Oddi may be deemed to indirectly beneficially own the shares held by Goode Chuy's and Goode Direct because of his affiliation with Goode Chuy's and Goode Direct but disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interests therein.

** Percentage of class is based on 16,228,731 shares of common stock outstanding on April 17, 2013.

13G
CUSIP No. 171604101                                      Page 7 of 12 Pages

Item 1.	(a) Name of Issuer:
Chuy's Holdings, Inc.
(b)    Address of Issuer's Principal Executive Offices:
1623 Toomey Road
Austin, TX 78704

Item 2.	(a) Name of Person Filing:

(i)	Goode Chuy's Holdings, LLC,

(ii)	Goode Chuy's Direct Investors, LLC

(iii)	Goode Partners Consumer Fund I, L.P.

(iv)	Goode Investors I LLC

(v)	David Oddi
(b)    Address of Principal Business Office or, if None, Residence:
The information set forth below relates to the Reporting Persons listed next to the corresponding numeral set forth in Item 2(a).

(i)-(v):	767 Third Avenue, 22nd Floor
New York, NY 10017
(c)    Citizenship:

The information set forth below relates to the Reporting Persons listed next to the corresponding numeral set forth in Item 2(a).

(i)-(iv):	Delaware

(v):	United States
(d)    Title of Class of Securities:
Common Stock, par value $0.01 per share
(e)    CUSIP Number:
171604101

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:
(a)☐    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)☐    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8);
(e)☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)

13G
CUSIP No. 171604101                                      Page 8 of 12 Pages

(1)(ii)(F);
(g)☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)
(ii)(G);
(h)☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)☐    A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount Beneficially Owned:

Goode Chuy's Holdings, LLC	742,796
Goode Chuy's Direct Investors, LLC	21,566
Goode Partners Consumer Fund I, L.P.	764,362
Goode Investors I LLC	764,362
David Oddi	764,362

(b)    Percent of Class:

Goode Chuy's Holdings, LLC	4.6%
Goode Chuy's Direct Investors, LLC	0.1%
Goode Partners Consumer Fund I, L.P.	4.7%
Goode Investors I LLC	4.7%
David Oddi	4.7%

(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:

Goode Chuy's Holdings, LLC	742,796
Goode Chuy's Direct Investors, LLC	21,566
Goode Partners Consumer Fund I, L.P.	764,362
Goode Investors I LLC	764,362
David Oddi	764,362

13G
CUSIP No. 171604101                                      Page 9 of 12 Pages

(ii)    Shared power to vote or to direct the vote:

Goode Chuy's Holdings, LLC	—
Goode Chuy's Direct Investors, LLC	—
Goode Partners Consumer Fund I, L.P.	—
Goode Investors I LLC	—
David Oddi	—

(iii)    Sole power to dispose or to direct the disposition of:

Goode Chuy's Holdings, LLC	742,796
Goode Chuy's Direct Investors, LLC	21,566
Goode Partners Consumer Fund I, L.P.	764,362
Goode Investors I LLC	764,362
David Oddi	764,362

(iv)    Shared power to dispose or to direct the disposition of:

Goode Chuy's Holdings, LLC	—
Goode Chuy's Direct Investors, LLC	—
Goode Partners Consumer Fund I, L.P.	—
Goode Investors I LLC	—
David Oddi	—

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

13G
CUSIP No. 171604101                                      Page 10 of 12 Pages

Item 10.	Certifications.
Not Applicable

13G
CUSIP No. 171604101                                      Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 18, 2013
GOODE CHUY'S HOLDINGS, LLC

By:	GOODE PARTNERS CONSUMER FUND I, L.P.,
the Managing Director

By:	GOODE INVESTORS I LLC,
the General Partner

By:	/s/ David Oddi
Name: David Oddi
Title: Manager
GOODE CHUY'S DIRECT INVESTORS, LLC

By:	/s/ David Oddi
Name: David Oddi
Title: Manager
GOODE PARTNERS CONSUMER FUND I, L.P.

By:	GOODE INVESTORS I LLC,
the General Partner

By:	/s/ David Oddi
Name: David Oddi
Title: Manager
GOODE INVESTORS I LLC,

By:	/s/ David Oddi
Name: David Oddi
Title: Manager

/s/ David Oddi
David Oddi

13G
CUSIP No. 171604101                                      Page 12 of 12 Pages

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
99.1†	Joint Filing Agreement, dated April 18, 2013, by and among Goode Chuy's Holdings, LLC, Goode Chuy's Direct Investors, LLC, Goode Partners Consumer Fund I, L.P., Goode Investors I LLC and David Oddi
†Filed herewith.